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                                                              Exhibit (a)(5)(vi)


For Immediate Release

Sylvan Contacts:  Sean Creamer
                  Investor Relations
                  (410) 843-8991


         SYLVAN LEARNING SYSTEMS, INC. ANNOUNCES EXTENSION OF TENDER
                     OFFER PERIOD TO MIDNIGHT EASTERN TIME
                       ON WEDNESDAY, SEPTEMBER 13, 2000

     Baltimore, MD, September 7, 2000 - Sylvan Learning Systems, Inc. (NASDAQ:
SLVN) today announced that it is extending the tender offer period for its "Dutch Auction" self-tender offer from 12:00 Midnight Eastern time, on September 7, 2000, until 12 Midnight Eastern time, on September 13, 2000. Accordingly, the tender offer, proration period and withdrawal rights will expire at 12:00 Midnight Eastern time, on Wednesday, September 13, 2000, unless Sylvan extends the tender offer further. Sylvan commenced the tender offer on August 21, 2000, when it offered to purchase up to 6,000,000 shares of its common stock at a price between $13.50 and $15.00 per share net to the seller in cash, without interest. All terms and conditions of the offer as described in the Offer to Purchase continue to apply to the offer as extended.

     This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Sylvan's common stock. The solicitation of offers to buy Sylvan's common stock is only being made pursuant to the tender offer documents, including the Offer to Purchase and the related Letter of Transmittal, which were previously filed with the Securities and Exchange Commission. Shareholders should read those materials carefully prior to making any decisions with respect to the tender offer because they contain important information, including the various terms and conditions of the offer. Copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer documents can be obtained for free by calling the Information Agent, D.F. King & Co., Inc. at 800-207-2014. Shareholders also can obtain the Offer to Purchase and related materials for free at the SEC's website at www.sec.gov.

About Sylvan Learning Systems

     Sylvan Learning Systems, Inc. (www.sylvan.net) is the leading provider of
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educational services to families, schools and industry. The Sylvan Learning
Centers and Education Solutions provide personalized instruction services to K-12 students through direct consumer relationships and under contract to school systems. Sylvan provides courses to adult students throughout the world in the areas of English language, teacher training and accredited university offerings through the Wall Street Institute / ASPECT, Canter and Sylvan International Universities subsidiaries. Sylvan Ventures, Sylvan's new e-learning investment vehicle, focuses on bringing emerging Internet technology solutions to the education and training marketplace. Through its affiliate, Caliber Learning Network, Inc. (NASDAQ: CLBR - news), Sylvan also has the ability to distribute
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world-class adult professional education and training programs.

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